                                                Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 33-65493

PROSPECTUS SUPPLEMENT
----------------------

(TO PROSPECTUS DATED JANUARY 22, 1996)

                           Tele-Communications, Inc.

           Tele-Communications, Inc. Series A TCI Group Common Stock
                               ($1.00 Par Value)

      Tele-Communications, Inc. Series A Liberty Media Group Common Stock
                               ($1.00 Par Value)



                        RECENT LEGISLATIVE DEVELOPMENT

THE TELECOMMUNICATIONS ACT OF 1996

     On February 1, 1996 the Congress passed S. 652, "The Telecommunications Act of 1996" ("Act"). On February 8, 1996, the President signed the Act into law. This new law will alter federal, state and local laws and regulations regarding telecommunications providers and services, including the Company and the cable television and other telecommunications services provided by the Company. The following is a summary of certain provisions of the Act which could materially affect the growth and operation of the cable television industry and the cable and telecommunications services provided by the Company. As noted below, there are numerous rulemakings to be undertaken by the Federal Communications Commission ("FCC") which will interpret and implement the provisions discussed below. It is not possible at this time to predict the outcome of such rulemakings.

CABLE RATE REGULATION

     Rate regulation of the Company's cable television services is divided between the FCC and local units of government such as states, counties or municipalities. The FCC's jurisdiction extends to the cable programming service tier ("CPST"), which consists largely of satellite-delivered programming (excluding basic tier programming and programming offered on a per channel or
per program basis).   Local units of governments (commonly referred to as local
franchising authorities or "LFAs") are primarily responsible for regulating rates for the basic tier of cable service ("BST"), which will typically contain at least the local broadcast stations and Public Access, Educational and Government ("PEG") channels. Equipment rates are also regulated by LFAs. The FCC retains appeal jurisdiction form LFA decisions. Cable services offered on a per channel or per program only basis remain unregulated.

     The Act eliminates CPST rate regulation for the Company as of March 31, 1999. In the interim, CPST rate regulation can be triggered only by an LFA complaint to the FCC. An LFA complaint must be based upon more than one subscriber complaint. Prior to the Act, an FCC review of CPST rates could be occasioned by a single subscriber


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

          The date of this Prospectus Supplement is February 28, 1996.

complaint to the FCC. The Act does not disturb existing or pending CPST rate settlements between the Company and the FCC. The Company's BST rates remain subject to LFA regulation under the Act.

     Existing law precludes rate regulation wherever a cable operator faces "effective competition." The Act expands the definition of effective competition to include any franchise area where a local exchange carrier (or affiliate) provides video programming services to subscribers by any means other than through direct broadcast satellite (DBS). There is no penetration minimum for the local exchange carrier to qualify as an effective competitor, but it must provide "comparable" programming services (12 channels including one broadcast) in the franchise area.

     Under the Act, the Company will be allowed to aggregate, on a franchise, system, regional or company level, its equipment costs into broad categories, such as converter boxes, regardless of the varying levels of functionality of the equipment within each such broad category. The Act will allow the Company to average together costs of different types of converters (including non-addressable, addressable, and digital). The statutory changes will also facilitate the rationalizing of equipment rates across jurisdictional boundaries. These favorable cost-aggregation rules do not apply to the limited equipment used by "BST-only" subscribers.

     Cable Uniform Rate Requirements. The Act immediately relaxes the "uniform rate" requirements by specifying such requirements do not apply where the operator faces "effective competition," and by exempting bulk discounts to multiple dwelling units, although complaints about "predatory" pricing may be made to the FCC. Upon a prima facie showing that there are reasonable grounds to believe that the discounted price is predatory, the cable system operator will have the burden of proving otherwise.

     System Sales. The Act eliminates the existing three-year holding requirement with respect to the sale of cable television systems.

     Cable System Definition. The Act changes the definition of a "cable system" so that competitive providers of video services will only be regulated and franchised as a cable system if they use public rights-of-way.

CABLE POLE ATTACHMENTS

     Under the Act, investor-owned utilities must make poles and conduits available to cable systems under delineated terms. Electric utilities are given the right to deny access to particular poles on a nondiscriminatory basis for lack of capacity, safety, reliability, and generally accepted engineering purposes. The current method for determining rates charged by telephone and utility companies for cable delivery of cable and non-cable services will continue for five years. However, the FCC will establish a new formula for poles used by cable operators for telecommunications services which will result in higher pole rental rates for cable operators. Any increases pursuant to this formula may not begin for 5 years and will be phased in equal increments over years 5 through 10. This new FCC formula does not apply in states which certify they regulate pole rents. Pole owners must impute pole rentals to themselves if they offer telecommunications or cable services. Cable operators need not pay future "makeready" on poles currently contacted if the makeready is required to accommodate the attachments of another user, including the pole owner.

CABLE ENTRY INTO TELECOMMUNICATIONS

     The Act declares that no state or local laws or regulations may prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service. States are authorized to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. The Act further provides that cable operators and affiliates providing telecommunications services are not required to obtain a separate franchise from LFAs for such services. The Act prohibits LFAs from requiring cable operators to provide telecommunications service or facilities as a condition of a grant of a franchise, franchise renewal, or franchise transfer, except that LFAs can seek "institutional networks" as part of such franchise negotiations.

     The act clarifies that traditional cable franchise fees may only be based on revenues related to the provision of cable television services. However, when cable operators provide telecommunications services, LFAs may require reasonable, competitively neutral compensation for management of the public rights-of-way.

     Interconnection and Other Telecommunications Carrier Obligations. To facilitate the entry of new telecommunications providers (including cable operators), the Act imposes interconnection obligations on all telecommunications carriers. All carriers must interconnect their networks with other carriers and may not deploy network features and functions that interfere with interoperability. Existing local exchange carriers ("LECs") also have the following obligations: (1) good faith negotiation with those seeking interconnection; (2) unbundling, equal access and non-discrimination requirements; (3) resale of services, including "resale at wholesale rates" (with an exception for certain low-priced residence services to business customers); (4) notice of changes in the network that would affect interconnection and interoperability; and (5) physical collocation unless shown that practical technical reasons, or space limitations, make physical collocation impractical. The FCC has six months to "complete all actions necessary to establish regulations" needed to effectuate this section. The Act also directs the FCC, within one year of enactment, to adopt regulations for existing LECs to share infrastructure with "qualifying" carriers.

     Under the Act, individual interconnection rates must be just and reasonable, based on cost, and may include a reasonable profit. Cost of interconnection will not be determined in a rate of return proceeding. Traffic termination charges shall be "mutual and reciprocal." The Act contemplates that interconnection agreements will be negotiated by the parties and submitted to a state public service commission ("PSC") for approval. A PSC may become involved, at the request of either party, if negotiations fail. If the state regulator refuses to act, the FCC may determine the matter. If the PSC acts, an aggrieved party's remedy is to file a case in federal district court.

     The Act requires that all telecommunications providers (including cable operators that provide telecommunications services) must contribute equitably to a Universal Service Fund ("USF"), although the FCC may exempt an interstate carrier or class of carriers if their contribution would be minimal under the USF formula. The Act allows states to determine which intrastate telecommunications providers contribute to the USF.

TELEPHONE COMPANY ENTRY INTO CABLE TELEVISION

     The Act allows telephone companies to compete directly with cable operators by repealing the telephone company-cable cross-ownership ban and the FCC's video dialtone regulations. This will allow LECs, including the Bell Operating Companies, to compete with cable both inside and outside their telephone service areas. If a LEC provides video via radio waves, it is subject to Title III broadcast jurisdiction. If a LEC provides common carrier channel service it is subject to Title II common carrier jurisdiction. A LEC providing video programming to subscribers is otherwise regulated as a cable operator (including franchising, leased access, and customer service requirements), unless the LEC elects to provide its programming via an "open video system." LEC owned programming services will also be fully subject to program access requirements.

     The Act replaces the FCC's video dialtone rules with an "open video system" ("OVS") plan by which LECs can provide cable service in their telephone service area. LECs complying FCC OVS regulations will receive relaxed oversight. The Act requires the FCC to act on any such OVS certification within ten days of its filing. Only the program access, negative option billing prohibition, subscriber privacy, EEO, PEG, must-carry and retransmission consent provisions of the Communications Act of 1934 will apply to LEC provided OVS. Franchising, rate regulation, consumer service provisions, leased access and equipment compatibility will not apply. Cable copyright provisions will apply to programmers using OVS. LFAs may require OVS operators to pay "franchise fees" only to the extent that the OVS provider or its affiliates provide cable services over the OVS. OVS operators will be subject to LFA general right-of-way management regulations. Such fees may not exceed the franchise fees charged to cable operators in the area, and the OVS provider may pass through the fees as a separate subscriber bill item.

     The Act requires the FCC to adopt, within six months, regulations prohibiting an OVS operator from discriminating among programmers, and ensuring that OVS rates, terms, and conditions for service are reasonable and nondiscriminatory. Further, the FCC is to adopt regulations prohibiting a LEC-OVS operator, or its affiliates, from occupying more than one-third of the system's activated channels when demand for channels exceeds supply, although there are no numeric limits. The Act also mandates OVS regulations governing channel sharing; extending the FCC's sports exclusivity, network nonduplication, and syndex regulations; and controlling the positioning of programmers on menus and program guides. The Act does not require LECs to use separate subsidiaries to provide incidental interLATA video or audio programming services to subscribers or for their own programming ventures.

     Buyouts. While there remains a general prohibition on LEC buyouts of cable systems (any ownership interest exceeding 10 percent), cable operator buyouts of LEC systems, and joint ventures between cable operators and LECs in the same market, the Act provides exceptions. A rural exemption permits buyouts where the purchased system serves an area with fewer than 35,000 inhabitants outside an urban area. Where a LEC purchases a cable system, that system plus any other system in which the LEC has an interest may not serve 10% or more of the LEC's telephone service area. Additional exceptions are also provided for such buyouts. The Act also provides the FCC with the power to grant waivers of the buyout provisions in cases where (1) the cable operator or LEC would be subject to undue economic distress; (2) the system or facilities would not be economically viable; or (3) the anticompetitive effects of the proposed transaction are clearly outweighed by the effect of the transaction in meeting community needs. The LFA must approve any such waiver.

ELECTRIC UTILITY ENTRY INTO TELECOMMUNICATIONS

     The Act provides that registered utility holding companies and subsidiaries may provide telecommunications services (including cable) notwithstanding the Public Utilities Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. It is anticipated that large utility holding companies will become significant competitors to both cable television and other telecommunications providers.

MISCELLANEOUS REFORMS

     Cross-Ownership; Must Carry. The Act eliminates broadcast/cable cross-ownership restrictions, but leaves in place FCC regulations prohibiting local cross-ownership between television stations and cable systems. The FCC is empowered by the Act to adopt rules to ensure carriage, channel positioning and non-discriminatory treatment of non-affiliated broadcast stations by cable systems affiliated with a broadcast network. The satellite master antenna television and multichannel multipoint distribution system cable cross-ownership restrictions have been eliminated for cable operators subject to effective competition.

     The Act preserves must carry rights for local television broadcasters, and establishes new audience standards based on commercial publications which delineate television markets based on viewing patterns. The FCC is directed to grant or deny must carry requests within 120 days of a complaint being filed with the FCC.

     Cable Equipment Compatibility; Scrambling Requirements. The Act directs an FCC equipment compatibility rulemaking emphasing that (1) narrow technical standards, mandating a minimum degree of common design among televisions, VCRs, and cable systems, and relying heavily on the open marketplace, should be pursued; (2) competition for all converter features unrelated to security descrambling should be maximized; and (3) adopted standards should not affect unrelated telephone and computer features. The Act directs the FCC to adopt regulations which assure the competitive availability of converters ("navigation devices") from vendors other than cable operators. The Act provides that the FCC's rules may not impinge upon signal security concerns or theft of service protections. Waivers will be possible where the cable operator shows the waiver is necessary for the introduction of new services. Once the equipment market becomes competitive, FCC regulations in this areas will be terminated.

     The Act requires cable operators, upon subscriber request, to fully scramble or block at no charge the audio and video portion of any channel not specifically subscribed to by a household. Further, the Act provides that sexually explicit programming must be fully scrambled or blocked. If the cable operator cannot fully scramble or block its signal, it must restrict transmission to those hours of the day when children are unlikely to view the programming.

     Cable Provision of Internet Services. Transmitting indecent material via the Internet is made criminal by the Act. However, on-line access providers are exempted from criminal liability for simply providing interconnection service; they are also granted an affirmative defense from criminal or other action where in good "good faith" they restrict access to indecent materials. The Act further exempts on-line access providers from civil liability for actions taken in good faith to restrict access to obscene, excessively violent or otherwise objectionable material.

                                     * * *

     The following Selling Stockholders sold shares of the Company's Tele-Communications, Inc. Series A TCI Group Common Stock ("TCOMA") and Tele-Communications, Inc. Series A Liberty Media Group Common Stock ("LBTYA") on the dates, in the amounts and at the prices set forth in the table below. The discussion following the table provides the number and the percentage (if one percent or more) of the outstanding shares of each of TCOMA and LBTYA owned beneficially by such Selling Stockholders immediately following the sales described in the table.

                                        Shares   Price Per    Shares   Price Per
     Selling                             Sold      Share       Sold      Share
   Stockholder          Date of Sale   (TCOMA)   (TCOMA)     (LBTYA)    (LBTYA)
   -----------          ------------   -------   ---------   -------   ---------
Michael S. Naify           2/23/96       5,000      $22       1,250      $28.25

Marshall Naify             2/23/96      20,000      $22       5,000      $28.25

Christina C. Dierker       2/23/96       1,600      $22         400      $28.25
as Trustee of the
Christina C. Dierker
Trust

     All 26,660 shares of TCOMA and 6,650 shares of LBTYA were sold by the Selling Stockholders named above to Montgomery Securities, as principal. No commission or other compensation was paid to Montgomery Securities in connection with such sales.

     Following the sales described in the table above, (i) Michael S. Naify beneficially owns 158,585 shares of TCOMA and 39,646 shares of LBTYA which are issuable upon the conversion of certain Notes, (ii) Marshall Naify beneficially owns 12,412,214 shares of TCOMA and 3,101,781 shares of LBTYA which are issuable upon the conversion of certain Notes (and which number of shares does not include (a) 229,996 shares of TCOMA and 57,499 shares of LBTYA issuable upon conversion of Notes owned of record by Marshall Naify as sole trustee under the Michael S. Naify 1963 Trust, which Marshall Naify may be deemed to beneficially own and (b) 103,587 shares of TCOMA and 27,169 shares of LBTYA held in the United Artists, Inc. Employee Stock Ownership Plan for the benefit of Marshall Naify as of December 31, 1995), and (iii) Christina C. Dierker as Trustee of the Christina C. Dierker Trust beneficially owns 21,884 shares of TCOMA and 5,471 shares of LBTYA which are issuable upon the conversion of certain Notes. The Selling Stockholders in the table above beneficially own less than one percent of the outstanding shares of each of TCOMA and LBTYA, except for Marshall Naify who, as of the date hereof, beneficially owns approximately 2.17% of the outstanding shares of TCOMA and 2.17% of the outstanding shares of LBTYA.

                                     * * *